Mail Stop 0408


								June 8, 2006






Mr. Cecil A. Brooks
Cornerstone Ministries Investments, Inc.
2450 Atlanta Highway, Suite 904
Cummings, Georgia 30040


Re: 	Cornerstone Ministries Investments, Inc.
      Amendment Number Two to Registration Statement on Form SB-2
      File No. 333-131861
      Filed May 22, 2006


Dear Mr. Brooks:

      We have reviewed your filing and have the following comments.
Our accounting review is limited to the specific comments issued. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.





General

1. We note your response to our comment 1 of our letter to you dated
May 1, 2006. We continue to consider the issues posed by your failure to qualify a trustee for prior offerings.

2. We note your response to comment 3 of our letter to you dated
May
1, 2006. Please disclose on page 1 of your summary and in the MD&A that in 2005 over 63 percent of your revenues came from a single borrower and that over 76 percent of your loan portfolio consists of loans to two borrowers, one of which is a client of your Chairman, President and CEO.






Risk Factors, page 4

3. We note you have added, on page 4, a risk factor relating to dependence on three borrowers for most of your revenues. Please revise this risk factor as follows:
* revise the caption to state that over 78 percent of your 2005 revenue came from two, not three, borrowers;
* reconcile your statement that "as of December 31, 2005 66.9% of our loan portfolio consisted of loans to Senior Housing Services" with your statement that "at December 31, 2005 45.2% of our loan portfolio consisted of loans to Senior Housing Services;"
* add more specific disclosure regarding the risks to you beyond cash flow if either or both of these borrowers defaulted; and
* disclose whether there is any relationship between Senior
Housing
Services and Cornerstone Capital Advisors.
   Please address these issues in detail in the MD&A section.


Certain Transactions with our Affiliates, page 46

4. We note your response to our comment 9 of our letter to you dated
May 1, 2006 and your other changes to the section.    Please
revise
the section a follows:
* disclose the respective positions that Mr. Brooks and Mr. Ottinger hold at Cornerstone Capital Advisors;
* clarify whether the compensation paid by Cornerstone Capital Advisors to Mr. Brooks and Mr. Ottinger is in addition to the compensation you disclose on page 45;
* disclose the amount of the management fee and the amount and percentage of the loan origination fee for each year; and
* explain why the fees have risen from over $342,000 in 2003 to between $2.5 and $3.0 million in 2006 given the fact that over 76 percent of your loan portfolio consists of loans to two borrowers, one of which is a client of your Chairman, President and CEO and that your loans grew from $87.7 million in 2003 to $120 million in 2005.


5. We note your response to our comment 10 of our letter to you dated
May 1, 2006 and your other changes to the section. Please revise the section a follows:
* disclose the aggregate percentage and dollar amount of your loan portfolio that are to clients of Cornerstone Capital Advisors or who otherwise have relationship with Mr. Brooks or Mr. Ottinger; and
* disclose that for each of these loans, Cornerstone Capital Advisors and Mr. Brooks and Mr. Ottinger received a loan origination fee from
Cornerstone Ministries for making the loan and a fee from the borrower for securing the loan.



      * * * * * * * * * * * * *



      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company and each filing person acknowledging that:

* the company or filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company or filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.
       You may contact Donald A. Walker, Jr., Assistant Chief Accountant, at (202) 551-3490 if you have questions regarding comments on the financial statements and related matters. Please contact either Jonathan E. Gottlieb at (202) 551-3416 or me at
(202)
551-3448 with any other questions.




						Sincerely,



						Mark Webb
						Legal Branch Chief



cc. 	Michael K. Marshall, Jr., Esquire
      Miller & Martin PLLC
      1170 Peachtree Street, N.E.
      Suite 800
      Atlanta, Georgia 30309-7649




Mr. Cecil A. Brooks
Cornerstone Ministries Investments, Inc.
June 8, 2006
Page 1